UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

March 2026
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

2 March 2026

Unilever PLC

Appointment of new Chief Legal Officer and Group Company Secretary

Unilever PLC is pleased to announce that Prakash Kakkad has been appointed to succeed Maria Varsellona as Chief Legal Officer and Group Company Secretary, with effect from 1 March 2026. Prakash will also become a member of the Unilever Leadership Executive.

For any enquiries, please contact:

Investor Relations: Investor.Relations@unilever.com

Unilever Press Office: Press-Office.London@unilever.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/P/ KAKKAD

By P KAKKAD
CHIEF LEGAL OFFICER AND GROUP COMPANY SECRETARY

Date 02 March 2026